Exhibit 99.1

News Release

Suite 1000, 205 Ninth Ave. S.E.
Calgary, Alberta T2G 0R3
Website: www.fording.ca

For Immediate Release
FORDING ANNOUNCES DATE FOR SPECIAL MEETING OF SECURITYHOLDERS
CALGARY, August 20, 2008 — Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that a special meeting of the holders of units, exchange options and phantom units (collectively, the “Securityholders”) of Fording will be held at the Palliser Hotel on September 30, 2008, at 9:00 a.m. Calgary time.
The purpose of the meeting is to approve the arrangement that was announced on July 29, 2008, involving, among other things, the acquisition by Teck Cominco Limited of all of the assets and assumption of all of the liabilities of Fording.
Only Securityholders whose names were entered on the registers of Fording at the close of business on the record date of August 26, 2008 are entitled to receive notice of and to vote at the meeting. It is expected that the Management Information Circular and other meeting materials will be mailed to Securityholders in early September.
About Fording
Fording Canadian Coal Trust is an open-ended mutual fund trust and one of the largest royalty trusts in Canada. Fording makes quarterly distributions to unitholders using royalties received from its 60% interest in the metallurgical coal operations of the Elk Valley Coal Partnership. Elk Valley Coal Partnership is the world’s second largest exporter of seaborne metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:

Colin Petryk	Najda Dupanovic
Director, Investor Relations	Coordinator, Investor Relations
403-260-9823	403-260-9892

Email: investors@fording.ca
Website: www.fording.ca